Exhibit 99.4

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of the 26th day of April, 2024.

BETWEEN

Wheaton Precious Metals Corp., a corporation continued under the laws of the Province of Ontario (hereinafter called the “Shareholder”)

AND

Silvercorp Metals Inc., a corporation existing under the laws of the Province of British Columbia (hereinafter called the “Purchaser”).

Recitals

A.	The Purchaser and Adventus Mining Corporation, a corporation existing under the law of Canada (the “Company”), are concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) contemplating an arrangement under Section 192 of the Canada Business Corporations Act pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding common shares (“Common Shares”) in the capital of the Company (other than Common Shares that are owned by the Purchaser as at the Effective Time) on the terms and subject to the condition set out in the Plan of Arrangement attached as Schedule B to the Arrangement Agreement (the “Arrangement”).

B.	The Shareholder is the legal and/or beneficial owner of, or exercises control or direction over, either directly or indirectly, that number of Common Shares, Company Options, Company RSUs and Company Warrants described on Schedule A (together with any additional Common Shares, Company Options, Company RSUs or Company Warrants acquired by the Shareholder at any time from the date hereof, the “Subject Securities”).

C.	The Shareholder has agreed to vote or cause to be voted the Subject Securities (which have a right to vote at the Company Meeting) in favour of the Arrangement Resolution (as that term is defined in the Arrangement Agreement) on the terms and subject to the conditions set forth herein.

D.	In consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party hereto), the parties hereto agree as follows.

ARTICLE 1 – DEFINED TERMS

1.1	All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to such terms in the Arrangement Agreement.

ARTICLE 2 - COVENANTS OF THE SHAREHOLDER

2.1	The Shareholder hereby covenants and agrees that the Shareholder shall, from the date hereof until the termination of this Agreement pursuant to 4.2, except as permitted by this Agreement, not, directly or indirectly:

(a)	option for sale, offer, sell, transfer, assign, exchange, gift, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Securities, or any right or interest exercisable or convertible into Subject Securities, to any Person or agree to do any of the foregoing, other than (i) pursuant to the Arrangement, (ii) pursuant to the exercise of Subject Securities in accordance with their terms for Common Shares; (iii) if the Shareholder is an individual, (A) to any member of the Shareholder’s immediate family or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family or (B) to the Shareholder’s estate and/or beneficiaries pursuant to the applicable laws of wills and estates or intestacy upon the death of the Shareholder; or (iv) transferring the Shareholder’s Subject Securities to one or more corporations, family trusts, RRSP accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, provided, in the case of each of clause (iii) and (iv), that the transferee agrees to be bound by the terms of this Agreement as though it were an original signatory hereto;

(b)	except as contemplated by Section 3.1(c), grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of the shareholders of the Company or give consents or approval of any kind with respect to any of the Subject Securities;

(c)	exercise the voting rights attaching to the Subject Securities (which have a right to vote) in respect of any proposed action by the Company in a manner which would reasonably be expected to prevent or delay the completion of the Arrangement or any other transaction contemplated by the Arrangement Agreement;

(d)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or its Subsidiaries) any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(e)	enter into, engage in or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(f)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal;

(g)	withdraw support, or propose publicly to withdraw support, from the Arrangement or any other transaction contemplated by the Arrangement Agreement, or make any statements which may reasonably be construed as being opposed to the Arrangement or any other transaction contemplated by the Arrangement Agreement or any aspect thereof;

(h)	join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the completion of the Arrangement or any other transaction contemplated by the Arrangement Agreement; or

(i)	bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Arrangement or any other applicable transaction contemplated by the Arrangement Agreement or any aspect thereof, including any suit or proceeding relating to the Shareholder’s exercise any appraisal rights, dissent rights or other securityholder rights or remedies available at common law or pursuant to applicable Securities Laws.

2.2	The Shareholder hereby covenants and agrees that the Shareholder shall, from the date hereof until the termination of this Agreement pursuant to 4.2, promptly notify the Purchaser if at any time after the date hereof it acquires any Subject Securities (including pursuant to the exercise Company Options or the Company Warrants or the settlement of the Company RSUs) or any right or interest exercisable or convertible into Subject Securities, and any such securities acquired by the Shareholder after the date hereof shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof.

ARTICLE 3 - AGREEMENT TO VOTE

3.1	The Shareholder hereby covenants and agrees from the date hereof until the termination of this Agreement pursuant to 4.2:

(a)	at the Company Meeting (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the Company Shareholders with respect to the Arrangement Resolution (or any other matter necessary to complete the Arrangement and any other transaction contemplated by the Arrangement Agreement) is sought, to (i) cause all of the Shareholder’s Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum, (ii) vote (or cause to be voted) all of the Shareholder’s Subject Securities (which have a right to vote at such meeting) (A) in favour of the approval of the Arrangement Resolution, and (B) in favour of any other matter necessary for the consummation of the Arrangement and any other transaction contemplated by the Arrangement Agreement and (iii) vote against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the completion of the Arrangement at any meeting of the shareholders of the Company called for the purposes of considering same;

(b)	at any other meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of securityholders of the Company is sought (including by written consent in lieu of a meeting), to (i) cause the Shareholder’s applicable Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and (ii) vote (or cause to be voted) the Shareholder’s Subject Securities (which have a right to vote at such meeting) against any (A) Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the completion of the Arrangement or any other transaction contemplated by the Arrangement Agreement, or (B) action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Shareholder in this Agreement;

(c)	no later than ten Business Days prior to the date of the Company Meeting, to deliver or cause to be delivered to the transfer agent of the Company designated in the Company Circular and the Purchaser a duly executed proxy or proxies directing the holder of such proxy or proxies to vote the Subject Securities ((which have a right to vote at the Company Meeting) in favour of the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement, with such proxy or proxies naming as proxyholder those individuals as may be designated by the Company in the Company Circular and such proxy or proxies shall not be revoked without the prior written consent of the Purchaser; and

(d)	the Shareholder will not exercise any Dissent Rights with respect to the Arrangement or any other transactions contemplated in the Arrangement Agreement.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

4.1	The Shareholder represents and warrants as follows and acknowledges that the Purchaser is relying upon these representations and warranties in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	the Shareholder has the capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his, her or its obligations hereunder, and no other corporate actions or proceedings are necessary to authorize the Shareholder’s entry into this Agreement;

(b)	this Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)	the Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) all of the Subject Securities (which have a right to vote at the Company Meeting) as contemplated herein, and subject to this Agreement, all of the Subject Securities shall, immediately prior to the Effective Time, be beneficially owned by the Shareholder with good and marketable title thereto, free and clear of any and all Liens;

(d)	the Shareholder is not party to any proxy, power of attorney, attorney-in-fact, voting trust, voting pooling or other agreement for the sale, disposition, transfer or voting of any of the Subject Securities, except this Agreement;

(e)	neither the execution and delivery by the Shareholder of this Agreement nor the performance of the Shareholder’s obligations hereunder will result in a breach of (i) any agreement or instrument to which the Shareholder is a party or (ii) any Law or any judgment, decree, order or award of any Governmental Entity, except in each case as would not reasonably be expected to materially impair the ability of the Shareholder to perform the Shareholder’s obligations hereunder;

(f)	as of the date hereof, the Shareholder is the sole legal and beneficial owner of the Subject Securities set forth on Schedule A, and other than such securities, the Shareholder does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of the Company;

(g)	no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to the Arrangement Agreement; and

(h)	there are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any manner the Shareholder’s ability to enter into this Agreement and to perform the Shareholder’s obligations hereunder.

The representations and warranties of the Shareholder set forth in this Section 4.1 shall not survive the completion of the Arrangement and will expire and be terminated effective upon the termination of this Agreement in accordance with Article 5.

4.2	The Purchaser hereby represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	the Purchaser is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia and has all requisite corporate power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder, and no other corporate actions or proceedings are necessary to authorize the Purchaser’s entry into this Agreement;

(b)	this Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the Shareholder,

constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)	neither the execution and delivery by the Purchaser of this Agreement nor the performance of the Purchaser’s obligations hereunder will result in a breach of (i) any provision of the constating document of the Purchaser, (ii) any agreement or instrument to which the Shareholder is a party or (iii) any Law or any judgment, decree, order or award of any Governmental Entity, except in each case as would not reasonably be expected to materially impair the ability of the Purchaser to perform the Purchaser’s obligations hereunder; and

(d)	there are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of the Purchaser, threatened against the Purchaser or any judgment, decree or order against the Purchaser that would adversely affect in any manner the Purchaser’s ability to enter into this Agreement and to perform the Purchaser’s obligations hereunder.

The representations and warranties of the Purchaser set forth in this Section 4.2 shall not survive the completion of the Arrangement and will expire and be terminated effective upon the termination of this Agreement in accordance with Article 5.

ARTICLE 5 - TERMINATION

5.1	This Agreement shall be terminated upon the earliest to occur of the following:

(a)	at any time upon mutual written agreement of the Shareholder and the Purchaser to terminate this Agreement;

(b)	by the Purchaser if (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects, or (ii) the Shareholder shall not have complied with his, her or its covenants to the Purchaser contained in this Agreement in all material respects;

(c)	by the Shareholder if (i) any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects, (ii) the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement in all material respects, (iii) there is any decrease in the amount of the consideration payable for the outstanding securities of the Company as set out in the Arrangement Agreement, (iv) there is a change in the form or quantum of the consideration payable for the outstanding securities of the Company as set out in the Arrangement Agreement the effect of which is adverse to the Company Shareholders, the Company Equity Compensation Holders or the holders of Company Warrants, or (v) the Arrangement Agreement or any terms or conditions thereof are substantively varied in a manner that is materially adverse to the Company Shareholders, the Company Equity Compensation Holders or the holders of Company Warrants (it being understood, for the avoidance of doubt, that a decrease in the market value or trading price of the Purchaser Shares, does not constitute a decrease in the amount of consideration payable for the outstanding securities of the Company as set out in the Arrangement Agreement or a change in the form or quantum of the consideration payable for the outstanding securities of the Company as set out in the Arrangement Agreement);

(d)	automatically upon the termination of the Arrangement Agreement in accordance with its terms; or

(e)	automatically upon the Effective Time.

5.2	In the case of a termination of this Agreement pursuant to Section 5.1, this Agreement shall be of no further force or effect and no party shall have any liability to any other party except in respect of any liability for any breach of this Agreement by such party prior to such termination. Upon the termination of this Agreement, the Shareholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect to the Subject Securities.

ARTICLE 6 - DISCLOSURE

6.1	The Shareholder consents to the details and substance of this Agreement being set out in any news release, the Company Circular or other public filings in respect of the Arrangement and this Agreement being made publicly available, including by filing on SEDAR+, in each case as may be required pursuant to applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange. Except as contemplated by the immediately preceding sentence, neither party hereto shall make any public announcement or statement with respect to this Agreement without the approval of the other party, which shall not be unreasonably withheld, delayed or conditioned by such other party; provided that a copy of this Agreement may be provided to the Company and its directors.

ARTICLE 7 - GENERAL

7.1	Each of the Shareholder and the Purchaser shall, from time to time hereafter and upon any reasonable request of the other party, promptly do, execute, deliver or cause to be done, executed and delivered, all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.2	This Agreement shall not be assignable by any party hereto without the prior written consent of the other party. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

7.3	This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereto irrevocably and unconditionally (a) submits to the exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (b) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (c) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

7.4	Each of the parties hereto agrees with the other party that: (a) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (b) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement; and (c) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereto hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

7.5	The Shareholder hereby acknowledges that the Shareholder has been afforded with the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

7.6	If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

7.7	No amendment or waiver of any provision of this Agreement shall be binding on any party hereto unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.8	This Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties hereto had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

WHEATON PRECIOUS METALS CORP.

By:	(signed) “Curt Bernardi”
	Name:	Curt Bernardi
	Title:	SVP, Legal and Strategic Development

SILVERCORP METALS INC.

By:	(signed) “Lon Shaver”
	Name:	Lon Shaver
	Title:	President

[Signature Page to Support and Voting Agreement]

Schedule A

Ownership of Subject Securities

Name of Shareholder:	Wheaton Precious Metals Corp.
Number of Common Shares beneficially owned:	37,033,944
Registered holder (if different than beneficial owner):
Number of Company Options held:	Nil
Number of Company RSUs held:	Nil
Number of Company Warrants held:	Nil
Number and type of other securities beneficially owned that are exercisable or exchangeable for, or convertible into, Subject Securities:	Nil